1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

April 4, 2016

VIA EDGAR CORRESPONDENCE

Ms. Megan Miller
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

Re:	Lord Asset Management Trust (File Nos. 33-75138 and 811-08348) (the “Registrant”)
Sarbanes-Oxley Review of Registrant

Dear Ms. Miller:

This letter responds to the comments that you recently conveyed orally via a telephone conference with the undersigned, on behalf of the Registrant, in connection with your review of certain filings and other materials of the Registrant pursuant to the Sarbanes-Oxley Act of 2002.  As you noted on the telephone conference, your comments specifically relate to the Registrant’s most recent annual report to shareholders for the fiscal year ended October 31, 2015, as filed with the Securities and Exchange Commission (“SEC”) on January 11, 2016 (SEC Accession No. 0001193125-16-426468) and you noted that the Registrant should incorporate any changes resulting from your comments in future shareholder reports.  A summary of your comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: Item 27(b)(7)(ii)(B) of Form N-1A provides that the Funds should provide their average annual total returns for the 1-, 5-, and 10-year periods as of the end of the last day of the most recent fiscal year (or for the life of the Fund, if shorter), but only for periods subsequent to the effective date of the Fund’s registration statement. The SEC staff notes that each of the Thomas White International Fund and Thomas White American Opportunities Fund discloses its performance for the 10-year period and for the life of the Fund. Please consider removing the life of the Fund performance disclosure for the Thomas White International Fund and Thomas White American Opportunities Fund in future shareholder reports.

Response:  The Registrant believes that the life of the Fund performance disclosure is not specifically prohibited and is relevant to investors because it provides investors with additional performance information beyond the information required for the 1-, 5- and 10-year periods.  Therefore, the Registrant respectfully declines to remove the life of Fund performance disclosure for the Thomas White International Fund and Thomas White American Opportunities Fund.

2.	Comment: Please ensure that the share class names of the Funds are properly referenced in future shareholder reports.

Response:  The Registrant confirms that the share class names will be properly referenced in future shareholder reports.

3.	Comment: The SEC staff notes that the Thomas White American Opportunities Fund holds real estate investment trusts (“REITs”). Please consider adding to the Notes to the Financial Statements that REITs may pay dividends that exceed the REITs’ taxable earnings and profits resulting in the excess portion of such dividends being designated as a return of capital.

Response:  The Registrant will add the following disclosure to the Notes to the Financial Statements in future shareholder reports:

(K) Real Estate Investment Trusts

The Thomas White American Opportunities Fund has made certain investments in real estate investment trusts (“REITs”), which pay dividends to their shareholders based upon funds available from operations.  It is quite common for these dividends to exceed the REITs’ taxable earnings and profits resulting in the excess portion of such dividends being designated as a return of capital. The Thomas White American Opportunities Fund intends to include the gross dividends from such REITs in its annual distributions to its shareholders and, accordingly, a portion of the distributions received by the Fund’s shareholders may also be designated as a return of capital.

4.	Comment: In the Statements of Operations, please revise the caption “Securities lending income (Note 1)” to “Securities lending income (net of expenses) (Note 1)”.

Response:  The Registrant will revise the caption as requested for future shareholder reports.

5.	Comment: Please include in the Notes to the Financial Statements a description of the terms of the securities lending collateral in a manner consistent with Accounting Standards Codification 210-20-50.

Response:  The Registrant will provide the requested information in future shareholder reports.

6.	Comment: The SEC staff notes that Note 7 of the Notes to the Financial Statements states that the Thomas White International Fund, Thomas White Emerging Markets Fund and Thomas White American Opportunities Fund did not purchase or sell long-term U.S. Government securities during the year ended October 31, 2015. However, the SEC staff notes that the Funds held U.S. Government obligations. Please reconcile the statement in Note 7.

Response:  The Registrant notes that the Funds may hold U.S. Government obligations as collateral for securities lending transactions, but do not buy or sell such obligations as part of their principal investment strategies.  The Registrant will remove the relevant statement in Note 7 in the Notes to the Financial Statements for future shareholder reports.

*      *      *

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Registrant, with respect to the foregoing, that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings that were made;

•
SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings made; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

Any questions that you may have concerning the foregoing may be addressed to the undersigned at 202.261.3304 or Patrick W.D. Turley at 202.261.3364.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen